Exhibit 99.1

Commtouch Provides First Quarter 2006 Results

MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)—May 10, 2006 -- Commtouch® (NASDAQ: CTCH), the developer of ground breaking RPD™ technology for real time anti-spam and Zero-Hour™ virus protection, today announced its first quarter results for the period ending March 31, 2006.

Highlights for the quarter ending March 31:

•	Revenues: $1,473,000, nearly double those for the same period in 2005, and an increase of over 17% in comparison to the fourth quarter 2005.

•	Deferred Revenues (long term and short term): $2,349,000, an increase of approximately 22% compared to deferred revenues of $1,919,000 as at December 31, 2005.

•	Net Loss – Non-GAAP: $214,000, a decrease of $1,535,000 compared to $1,749,000 in the first quarter of 2005. Non-GAAP net loss excludes equity based compensation expenses totaling $164,000, which are being reported for the first time this quarter pursuant to FAS 123R under the GAAP disclosure below.

•	Net Loss - GAAP: $378,000, a decrease of $1,371,000 compared to $1,749,000 in the first quarter of 2005.

•	Cash and marketable securities: an increase of approximately $1,212,000, to approximately $7,698,000, due to the company being cash positive for the second consecutive quarter and receipt of proceeds from warrant and option exercises (approximately $995,000).

See footnote (b) to the “Condensed Consolidated Statements of Operations” below for more information regarding the company’s use of non-GAAP adjustments.

“We jump-started 2006 with solid first quarter results,” commented Gideon Mantel, CEO of Commtouch. “Both revenues and deferred revenues increased in double digit fashion, and for the second consecutive quarter we achieved positive cash flow from operations. This, plus the fact that warrants and options holders exercised their holdings, has brought us additional financial stability and increased flexibility in growing the business.”

Recent Events:

1.	Yossi Vardi has agreed to serve as a strategic advisor to the company and its board of directors.

2.	A provision in the company’s articles recently caused the conversion of the remaining outstanding 3,530,000 Series A Preferred Shares into 7,060,000 Ordinary Shares. This provision was triggered following investor conversions, especially in recent months, which exceeded 50% of the originally issued preferred shares. As a result, the company will have 68,971,813 Ordinary Shares outstanding.

About Commtouch

Commtouch Software Ltd. (NASDAQ:CTCH - News) is dedicated to protecting and preserving the integrity of the world's most important communications tool — email. Commtouch has 15 years of experience developing messaging software, and is a global developer and provider of proprietary anti-spam and Zero-Hour virus protection solutions. Using core technologies including RPD Recurrent Pattern Detection, the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by over 30 OEM partners, Commtouch technology protects thousands of organizations, with over 35 million users in 100 countries. Commtouch is headquartered in Netanya, Israel and has a subsidiary in Mountain View, CA. For more information, see: www.commtouch.com , including the Commtouch online lab detailing spam statistics and charts.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero-Hour(TM) Virus Protection product in particular; availability of qualified staff for expansion; technological difficulties and resource constraints encountered in developing new products, such as the Zero-Hour solution; and the failure of Commtouch to meet The NASDAQ Capital Market's listing standards in the future, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

______________________
Contact:

     Commtouch Software Ltd.
     Gary Davis, 650-864-2000
     media@commtouch.com

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(USD in thousands)

	March 31,	December 31,
	2006	2005

Assets
Current Assets:
Cash and cash equivalents	$5,198	$3,986
Marketable Securities	$2,500	$2,500
Trade receivables, net	302	355
Prepaid expenses and other accounts receivable	208	168

Total current assets	8,208	7,009

Long-term lease deposits	12	18
Equity investment in Imatrix	15	48
Severance pay fund	519	547
Property and equipment, net	425	373

	$9,179	$7,995

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	297	321
Employees and payroll accruals	607	617
Accrued expenses and other liabilities	338	301
Short-term deferred revenue	1,882	1,533

Total current liabilities	3,124	2,772

Long-term deferred revenue	467	386
Accrued severance pay	612	638

	1,079	1,024

Shareholders’ equity	4,976	4,199

	$9,179	$7,995

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(USD in thousands, except per share amounts)

	Three Months ended March 31

	2006	2006	2006	2005 (a)

	GAAP	Adjustments (b)	Non-GAAP	GAAP

Revenues	$1,473	$—	$1,473	$740

Cost of revenues	224	(9)	215	194

Gross profit	1,249	(9)	1,258	546

Operating expenses:
Research and development	417	(62)	355	400 (a)
Sales and marketing	730	(62)	668	678
General and administrative	510	(31)	479	514 (a)

Total operating expenses	1,657	(155)	1,502	1,592

Operating loss	(408)	164	(244)	(1,046)
Interest and other expense, net	64	—	64	(7)
Equity - loss of affiliate	(34)	—	(34)	(19)

Net loss	(378)	164	(214)	(1,072)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	—	—	(677)

Net loss attributable to ordinary and equivalently participating shareholders	$(378)	$164	$(214)	$(1,749)

Basic and diluted net loss per share	$(0.01)	$—	$(0.01)	$(0.04)

Weighted average number of shares used in computing basic and diluted net loss per share	58,171	58,171	58,171	42,979

(a) Certain amounts from prior years have been reclassified to conform to the current presentation.
(b) Items impacting comparability. The company reports its financial results in accordance with generally accepted accounting principles (GAAP). However, management believes that the identification of equity based compensation expenses (as a non-GAAP adjustment) enables users of the financial information to make meaningful comparisons between current results and results in prior operating periods (during which equity based compensation was not a requirement).